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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deephaven Market Neutral Trading LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Cheshire Lane, Suite 102
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Roesler (952) 249-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
Deephaven Market Neutral Trading LP

We have audited the accompanying statement of financial condition of Deephaven Market Neutral Trading LP (the Partnership) as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deephaven Market Neutral Trading LP at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

Deephaven Market Neutral Trading LP

Statement of Financial Condition

December 31, 2004

Assets	
Due from clearing broker	$1,052,792
Equity securities owned (cost $375,000)	473,105
Other assets	15,000
	$1,540,897
Liabilities and partners' capital	
Partners' capital:	
General Partner	$ –
Limited partner	1,540,897
Total partners' capital	1,540,897
Total liabilities and partners' capital	$1,540,897

See accompanying notes.

Deephaven Market Neutral Trading LP

Notes to Financial Statements

December 31, 2004

1. Organization of the Partnership

Deephaven Market Neutral Trading LP (the Partnership) was organized as an Illinois limited partnership and commenced operations in March 1994. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSE). As of and for the year ended December 31, 2004, Deephaven Domestic Convertible Trading Ltd. (Domestic Convertible), a B.V.I. Company, is the limited partner in the Partnership. The general partner of the Partnership is Deephaven Capital Management LLC (the General Partner).

2. Summary of Significant Accounting Policies

Securities transactions are recorded on a trade-date basis. Interest is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Securities owned and securities sold, not yet purchased, are carried at fair value, as determined by the General Partner, based on listed market prices or quotations received from market makers. The resulting unrealized gains and losses are reflected in revenues. Receivables and payables relating to trades pending settlement are netted in due from clearing broker in the statement of financial condition.

Federal income taxes are not provided by the Partnership because taxable income or loss of the Partnership is includable in the income tax returns of the partners.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The fair value of the Partnership's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* approximates the carrying amount presented in the statement of financial condition.

3. Limited Partnership Agreement and Related-Party Transactions

Profits and losses are allocated to the limited partner based upon the Partnership agreement. The General Partner does not receive an allocation of profits or losses.

3. Limited Partnership Agreement and Related-Party Transactions (continued)

The General Partner does not receive a management fee or incentive allocation from the Partnership. The limited partner is not liable for obligations of the Partnership in excess of its capital contributions and profits, if any.

The Partnership may borrow from or make loans to funds managed by the General Partner. The loans are payable on demand, as determined by the General Partner. The loans are unsecured, and interest is charged at market rates. As of December 31, 2004, the Partnership did not have any loans receivable from affiliated funds. The Partnership earned no interest income from such loans during 2004.

4. Agreements With Clearing Broker

The Partnership conducts business with one broker that is a member of the major securities exchanges for its trading activities. The clearing and depository operations of the Partnership's trading activities are performed by this broker pursuant to an agreement. The Partnership monitors the credit standing of such brokers and the market value of collateral and requests additional collateral as deemed appropriate.

Substantially all assets and liabilities of the Partnership reflected on the statement of financial condition are positions with and amounts due from this broker.

All equity securities owned have been pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Net Capital Requirements

As a broker-dealer registered with the SEC, the Partnership is subject to the Commission's net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $100,000, or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Partnership had net capital of $1,510,878, which was $1,410,878 in excess of required net capital.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the broker, the Partnership is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Partnership was in compliance with all such requirements.

Advances to partners and other equity withdrawals are subject to certain notifications and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Partnership may use derivative financial instruments including exchange-traded options contracts as part of its proprietary trading strategies and manages the market and credit risks as part of its overall risk management process. The Partnership records its derivative activities at market value, and unrealized gains and losses are recognized currently. At December 31, 2004, and for the year then ended, the Partnership did not utilize significant derivative investments.

7. Risk Management

The Partnership is subject to market and credit risk associated with changes in the value of the underlying financial instruments as well as the loss of appreciation if a counterparty fails to perform. The General Partner takes an active role in managing and controlling the Partnership's market and counterparty risks and has established formal control procedures which are reviewed on an ongoing basis.

Market Risk

The General Partner monitors the risk parameters and expected volatility of individual positions and the Partnership's aggregate portfolio. Additionally, the General Partner seeks to control portfolio risks through selective and dynamic sizing of positions based on a regular evaluation of each investment's risk and reward characteristics. Regular mark-to-market portfolio monitoring helps the General Partner monitor the investments.

While the General Partner generally seeks to hedge certain portfolio risks in an effort to increase the proportion of the Partnership's return attributable to perceived high value-added risk exposures, the General Partner does not attempt to hedge all market or other risks inherent in the Partnership's positions.

7. Risk Management (continued)

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Credit Risk

The Partnership is exposed to loss on its financial instruments in the amount of the uncollected interest and value of the Partnership's contracts. The General Partner attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The General Partner analyzes the credit risks associated with the Partnership's counterparties, intermediaries, and service providers.